

January 14, 2010

Mr. Jeffrey S. Keuntjes
Vice-President Finance, Energy Composites Corporation
440 Commerce Drive
Wisconsin Rapids, WI 54494

Re: **Energy Composites Corporation**
Form 10-K for the year ended December 31, 2008
Form 10-Q for the quarter ended June 30, 2009
File No. 0-52397

Dear Mr. Keuntjes:

        We have reviewed your response to our letter dated December 17, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ended December 31, 2008

Changes in Internal Controls over Financial Reporting, page 45

1.   We note your proposed disclosure that some of the changes in your internal control over financial reporting that have materially affected your internal control over financial reporting included "greater complexity of business transaction." Please elaborate on what you mean by this.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747, Edward M. Kelly, Senior Counsel, at (202) 551-3728, Craig E. Slivka, Special Counsel, at (202) 551-3729 or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Sr. Asst. Chief Accountant